SIERRA PACIFIC POWER COMPANY

6100 Neil Road

Reno, Nevada 89511

April 9, 2024

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Sierra Pacific Power Company Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 of Sierra Pacific Power Company, a Nevada corporation (the “Registrant”), we transmitted for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Registrant’s offer to exchange up to $400,000,000 aggregate principal amount of the Registrant’s registered 5.900% General and Refunding Mortgage Notes, SPPC Series 2023A, due March 15, 2054 (the “Exchange Notes”) for a like amount of the Registrant’s outstanding unregistered 5.900% General and Refunding Mortgage Notes, SPPC Series 2023A, due March 15, 2054 that were issued on September 15, 2023 (the “Outstanding Notes”), which were offered and sold in reliance upon Rule 144A and Regulation S under the Securities Act.

The Registrant is registering the exchange offer on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corp., available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Inc., available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers.) In connection with the S-4 Registration Statement, the Registrant hereby confirms and represents as follows:

1. The Registrant has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Registrant’s information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrant will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff’s position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

2. No broker-dealer has entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute the Exchange Notes. The Registrant will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives any Exchange Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrant will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives such Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The filing fee for the S-4 Registration Statement in the amount of $59,040.00 has previously been deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank.

If you have any questions on the above-referenced S-4 Registration Statement, please contact the undersigned at (775) 834-4011 or Alexander Young of ArentFox Schiff LLP at (312) 258-5737.

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Very truly yours,

SIERRA PACIFIC POWER COMPANY

By:	/s/ Michael Behrens
Name:	Michael Behrens
Title:	Vice President and Chief Financial Officer

[Signature Page – Transmittal Letter to SEC]

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